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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Tennenbaum Opportunities Fund V, LLC
(Name of Issuer)

Common Shares
(Title of Class of Securities)

N/A
(CUSIP Number)

2-22-07
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

State Street Bank & Trust Co as Trustee for the Northrop Grumman Pension Master Trust
13-6692740
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

MA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,051.2448
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		N/A
PERSON WITH	7	SOLE DISPOSITIVE POWER

		3,051.2448
	8	SHARED DISPOSITIVE POWER

		N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,051.2448
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.76%
12	TYPE OF REPORTING PERSON

EP – Employee Benefit Plan

Item 1(a).	Name of Issuer:

Tennenbaum Opportunities Fund V, LLC

Item 1(b).	Address of Issuer's Principal Executive Offices:

2951 28th Street
Suite 1000
Santa Monica, California 90405

Item 2(a).	Name of Person Filing:

State Street Bank & Trust Co as Trustee for the Northrop Grumman Pension Master Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

West Am, 10 South Wacker Dr
Suite 2960
Chicago, Illinois 60606

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or deal registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☒	An employee benefit plan or encowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-a(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:     3,051.2448

(b)          Percent of class:     6.76

(c)          Number of shares as to which such person has

(i)	sole power to vote or direct the vote: 3,051.2448

(ii)	shared power to vote or direct the vote: N/A

(iii)	sole power to dispose or to direct the disposition of: 3,051.2448

(iv)	shared power to dispose or direct the disposition of: N/A

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of the Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2008

/s/ Steven Mei
Steven Mei
Client Service Officer